UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2020

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima 3400, 20th Floor
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

São Paulo, September 21, 2020 – Companhia Siderúrgica Nacional (“CSN”) (NYSE: SID) informs its shareholders and the market that, at a meeting held on September 18, 2020, CSN’s board of directors approved the new business plan of CSN’s subsidiary CSN Mineração S.A. (“CMIN”), in view of its expansion project in order to fully explore the potential of its reserves and resources.

Accordingly, CSN authorized its executive officers to take the necessary measures to carry out an initial public offering of shares issued by CMIN, with the objective of financing part of CMIN’s new business plan.

CSN will keep its shareholders and the market informed of any relevant developments.

This material fact notice should under no circumstances be construed as, nor constitute, an investment recommendation or an offer to sell or a solicitation of an offer to buy any of CSN’s or any of its subsidiaries’ securities in Brazil or any other jurisdiction. The securities mentioned in this material fact notice were not and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”), as amended, and may not be offered or sold in the United States, absent registration or an applicable exemption from registration under the Securities Act.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This material fact notice may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to CSN or CMIN, are intended to identify forward-looking statements. Statements regarding the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in these assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 21, 2020
Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro Marcelo Cunha Ribeiro
	Title:	Chief Financial and Investor Relations Officer

Exhibit Index

Exhibits
99.1	Minutes of the meeting of CSN’s board of directors and annex detailing CMIN’s business plan